UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

COMMISSION FILE NUMBER: 000-49883

A. Full title of the plan and address of the plan, if different from that of issuer named below:

Plumas Bank
401 (k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Plumas Bancorp

5525 Kietzke Lane, Suite 100
Reno, Nevada 89511

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.

The Plumas Bank 401(k) Profit Sharing Plan, (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2020, prepared in accordance with the financial reporting requirements of ERISA.

PLUMAS BANK

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2020 and 2019

PLUMAS BANK 401(k) PROFIT SHARING PLAN

Quincy, California

FINANCIAL STATEMENTS

December 31, 2020 and 2019

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee, Plan Administrator and Participants

Plumas Bank 401(k) Plan

Quincy, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Plumas Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Plumas Bank 401(k) Profit Sharing Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ EIDE BAILLY LLP

We have served as the Plumas Bank 401(k) Profit Sharing Plan’s auditor since 2020.

Denver, Colorado

June 22, 2021

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

	2020	2019

ASSETS

Investments:
Investments at fair value (Note 4)	$16,327,800	$14,374,942
Investments at contract value (Note 3)	1,278,760	1,039,827
Total Investments	17,606,560	15,414,769

Notes receivable from participants	248,132	225,307

Net assets available for benefits	$17,854,692	$15,640,076

See accompanying notes to financial statements.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2020

ADDITIONS

Investment income:
Net appreciation in fair value of investments	$1,416,059
Interest and dividends	224,299

Net investment income	1,640,358

Interest income on notes receivable from participants	14,783

Other income	12,166

Contributions:
Employer	243,515
Participant	1,002,049
Rollover	32,196

1,277,760

Total additions	2,945,067

DEDUCTIONS

Benefits paid to participants	677,963
Administrative expense	52,488

Total deductions	730,451

Net increase	2,214,616

Net assets available for benefits:
Beginning of year	15,640,076

End of year	$17,854,692

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plumas Bank (the "Bank") 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, to provide all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. New employees become eligible to participate in the profit sharing and employee stock ownership plan (ESOP) contributions when they have worked at least 1,000 hours in a twelve month period. All investments in the Plan are participant directed. The Plan is established to comply with Internal Revenue Code Sections 4975(e)(7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute certain rollover contributions from other plans. All participant contributions and earnings thereon are 100% vested. Participants are automatically enrolled on the first day of the month following the date the participant meets eligibility requirements. Effective January 1, 2015, the Plan was amended to include a provision for automatic pretax elective deferral contributions. The provision applies when an employee first becomes eligible to make elective deferral contributions. The automatic deferral rate is 6% of compensation with automatic yearly increases of 1% (to a maximum of 10%). The automatic deferrals default to target date funds; however, employees can elect to redirect these contributions to other investments within the plan. Employees have the right to change their deferral percentage or to elect not to make contributions.

Employer Contributions

During 2020 the Company’s contribution consisted of a matching amount of 30% of the employee’s contribution up to a total of 3% of the employee’s compensation. At the discretion of the Bank, the Bank may also make non-elective contributions to the Plan, including additional ESOP contributions. Active participations, excluding highly paid employees, who have 1,000 or more hours of service in the plan year are eligible for non-elective contributions. The ESOP discretionary contribution for the Plan Year (if any), plus any forfeitures of employer securities, shall be allocated as of the last day of the Plan Year to each person who meets the allocation requirements. Allocations are based on a participant’s eligible compensation, relative to the total eligible compensation. During 2020 the Bank did not make any discretionary contributions. Bank contributions are subject to certain IRC limitations. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Percentage
Service	Vested

2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Bank's matching and discretionary contributions and Plan earnings and is charged with withdrawals and an allocation of Plan losses and investment management fees. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Investment Options

Upon enrollment to the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at prime +1% at the time of borrowing. At December 31, 2020 rates on participant loans ranged from 4.25% to 6.50%. A participant may have only one loan outstanding at any time. Loans must be repaid within a 5-year period. However, if the loan is for the purchase of a primary residence, the repayment period can be up to 20-years. Principal and interest are paid through payroll deductions.

Payment of Benefits

On termination of employment or other reasons specified by the Plan, a participant may elect to receive a lump sum payment, a part lump sum payment and part installment payments, or installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant's life expectancy or the joint life expectancy of the participant or participant's beneficiary. If a participant’s vested account is $5,000 or less at termination of employment, the vested balance will be paid in a single sum. If a participant’s vested account balance at termination of employment is more than $1,000 and the participant has not reach normal retirement age and the participant does not elect to have their vested account paid in a single sum or rolled to another retirement plan the vested account will automatically roll to an IRA in a direct rollover.

As of December 31, 2020, and 2019, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Forfeitures

Forfeitures from the nonvested portion of terminated employees' account balances can be used to reduce employer contributions in the following plan year or can be used to pay administrative expenses. Forfeitures totaled $43 and $22 during the years ended December 31, 2020 and 2019, respectively. No forfeitures were used to offset plan expenses during these years.

Administrative Costs

The Plan’s expenses are paid by either the Plan or the Company, as provided by the plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net assets available for benefits. In addition, certain investment related expenses are included in net appreciation in fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Bank prior to the time that such rights are to be exercised. If the Trustee does not timely receive voting directions from a participant or beneficiary, the Trustee shall vote the shares in such manner as directed by the Bank.

Put Option

Plumas Bancorp stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is not a market. The put prices are representative of the fair market value of the stock.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants will become fully vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade date-basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The classification of investment earnings reported in the statement of changes in net assets available for benefits may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Delinquent participant loans are recorded as benefits paid to participants based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.

Risks and Uncertainties

The Plan utilizes various investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - INVESTMENT IN CONTRACT WITH INSURANCE COMPANY

At December 31, 2020 and 2019, the Plan has an investment in a fully benefit-responsive Group Annuity contract with Principal Life Insurance Company (Principal; Issuer) which is reported at contract value in the statements of net assets available for benefits. Under the terms of the contract, the contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value, which totaled $1,278,760 and $1,039,827 at December 31, 2020 and 2019, respectively, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. In the event that the Plan Sponsor terminates the contract and requests an immediate payout, the contract payout would be subject to a 5% termination fee. The plan administrator does not believe that the occurrence of any other such contract value events, which would limit the Plan's ability to transact at contract value with participants, is probable. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The crediting interest rate of the contract is based on a formula agreed upon with the issuer, as defined in the contract agreement, but cannot be less than zero. Such interest rates are reviewed and reset on semi-annual basis. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the actual date the event or change in circumstances that caused the transfer.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company Common Stock: The fair value of Plumas Bancorp common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Mutual Funds (including money market mutual funds): The fair values of mutual fund investments are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2020

Common stock of Plan Sponsor	$2,408,289	$2,408,289	$-	$-
Investments measured at net asset value:
Money Market Fund	752,784	752,784
Mutual Funds	13,166,727	13,166,727
Total investments at fair value	$16,327,800	$16,327,800	$-	$-

For the year ended December 31, 2020, there were no transfers between Level 1 and 2 and no transfers in or out of Level 3.

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2019

Common stock of Plan Sponsor	$2,770,557	$2,770,557	$-	$-
Investments measured at net asset value:
Money Market Fund	106,199	106,199
Mutual Funds	11,498,186	11,498,186	-	-
Total investments at fair value	$14,374,942	$14,374,942	$-	$-

For the year ended December 31, 2019, there were no transfers between Level 1 and 2 and no transfers in or out of Level 3.

NOTE 5 - CONCENTRATION OF INVESTMENTS

At December 31, 2020 and 2019, the Plan held investments in Plumas Bancorp common stock, representing approximately 13% and 18%, respectively of net assets available for benefits.

NOTE 6 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2020 and 2019, the Plan's investments in Plumas Bancorp common stock (a related party) are as follows:

	December 31,
	2020	2019

Number of shares	102,480	105,025
Fair value, based on quoted market values	$2,408,289	$2,770,557

Dividends of approximately $37,120 were paid by Plumas Bancorp to the Plan during the year ended December 31, 2020. Net appreciation in fair value of Plumas Bancorp stock totaled approximately $319,000 during 2020.

Certain Plan investments are managed by Principal. Principal is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services totaled approximately $52,000 for the year ended December 31, 2020. Notes receivable from participants also reflect party-in-interest transactions.

NOTE 7 - FEDERAL INCOME TAX STATUS

The Plan obtained a favorable determination letter, dated May 8, 2015, in which the Internal Revenue Service (IRS) stated the Plan complied with applicable requirements of the Internal Revenue Code (IRC).

Subsequent to the issuance of this determination letter, the Plan was amended. However, The Company and plan management believe that the Plan is currently designed and operated in Compliance with the applicable requirements of the IRC, and, therefore believe the Plan is qualified and related trust continues to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 8 – RIGHT OF FIRST REFUSAL

Any Participant desiring to sell Plumas Bancorp stock to a third party shall give written notice of such desire to the Plan Administrator. Both the Trust and the Employer have the right of first refusal for a period of fourteen (14) days from the date the participant gives such notice to acquire the offered shares with the Trust having priority. The selling price and terms shall be the same as offered by the third party.

NOTE 9 – SUBSEQUENT EVENTS

The Plan sponsor has evaluated subsequent events through June 22, 2021, the date which the financial statements were available to be issued. Effective June 1, 2021 the Plan conducted a legislative restatement onto Principal’s preapproved ESOP/KSOP plan document. Changes incorporated in the restated plan include credit for service at an acquired business, an increase in the automatic elective deferral contribution from 6% to 8% and matching contributions beginning after three months of service.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK 401(k) PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER: 95-3520374

PLAN NUMBER:  001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost(1)	(e) Value

	T. Rowe Price/Brown Advisory LargeCap Growth I R6 Fund	Mutual Fund		$1,938,280
*	Principal LifeTime 2030 Inst Fund	Mutual Fund		1,688,708
*	Principal Global Investors - Capital Appreciation Inst Fund ++	Mutual Fund		1,309,891
	Capital Research and Mgnt Co. AM FDS EuroPacific Growth R6 Fund	Mutual Fund		1,101,857
	Janus Henderson Enterprise N Fund	Mutual Fund		1,060,528
*	Principal LifeTime 2025 Inst Fund	Mutual Fund		893,157
	Vanguard Fed Money Market Inv Fund	Mutual Fund		752,784
*	Principal LifeTime 2020 Inst Fund	Mutual Fund		681,952
*	Principal LifeTime 2035 Inst Fund	Mutual Fund		600,823
	Allianz Global Investors NFJ Midcap Val R6 Fund	Mutual Fund		558,278
*	Principal Global Investors. LargeCap S&P 500 Index Inst Fund ++	Mutual Fund		536,286
*	Principal LifeTime 2040 Inst Fund	Mutual Fund		456,250
*	Principal Global Investors -Core Fixed Income R6 Fund ++	Mutual Fund		362,031
*	Principal LifeTime 2045 Inst Fund	Mutual Fund		298,785
*	Principal Global Investors. SmallCap S&P 600 Index R6 Fund ++	Mutual Fund		222,024
	Delaware Small Cap Value R6 Fund	Mutual Fund		181,028
	Invesco Oppenheimer Developing Markets R6 Fund	Mutual Fund		166,815
	PGIM High Yield R6 Fund	Mutual Fund		157,387
*	Principal Global Investors. MidCap S&P 400 Index R6 Fund ++	Mutual Fund		150,332
*	Principal LifeTime 2055 Inst Fund	Mutual Fund		144,637
*	Principal LifeTime 2050 Inst Fund	Mutual Fund		126,380
*	Principal LifeTime Strategic Income Inst Fund	Mutual Fund		119,295
*	Principal Global Investors - Equity Income Inst Fund ++	Mutual Fund		109,712
*	Principal LifeTime 2060 Inst Fund ++	Mutual Fund		106,552
*	Principal LifeTime 2015 Inst Fund	Mutual Fund		62,320
	Carillon Eagle Small Cap Growth R6 Fund	Mutual Fund		62,072
*	Principal LifeTime 2010 Inst Fund	Mutual Fund		57,461
*	Principal LifeTime 2065 Inst Fund ++	Mutual Fund		13,886

*	Plumas Bancorp Common	Common Stock		2,408,289

*	Principal Fixed Income Guaranteed Option	Guaranteed Investment Contract		1,278,760

*	Notes Receivable from Participants	Interest rates from 4.25% - 6.50% and maturity dates from 2021 through 2035		248,132
				$17,854,692

(1)	Cost is not required for participant-directed investments
*	Related Party or party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit	Description

23.1	Independent Registered Public Accountant’s Consent dated June 22, 2021.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401(k) Profit Sharing Plan
(Name of Plan)

Date: June 22, 2021	/s/ Richard L. Belstock
Richard L. Belstock
Chief Financial Officer